Exhibit (13)(A)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 62 to Registration Statement No. 2-25483 of Continental Assurance Company Separate Account (B) (the “Separate Account”) (a separate account of Continental Assurance Company, an affiliate of Loews Corporation) on Form N-3 of our report dated February 25, 2011, relating to the financial statements and financial highlights of the Separate Account included in the Separate Account’s Annual Report on Form N-CSR for the year ended December 31, 2010 and to the reference to us under the heading “Experts” in the Statement of Additional Information (which is incorporated by reference in the Prospectus of Continental Assurance Company Separate Account (B)), which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
April 13, 2011